                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. 4)

                             NACCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   629579 10 3
             -------------------------------------------------------
                                 (CUSIP NUMBER)

                              ALFRED M. RANKIN, JR.
                             5875 LANDERBROOK DRIVE
                        MAYFIELD HEIGHTS, OHIO 44124-4017
                                 (216) 449-9600
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  May 14, 1999
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
   SCHEDULE BECAUSE OF RULE 13D-1 (B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].



--------------
                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------                      ----------------------------------------
CUSIP No.  629579 10 3                     13D                         Page   2   of   7   Pages
-------------------------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Alfred M. Rankin, Jr.
-------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
-------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
-------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO              [ ]
            ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
-------------------------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                            160,019
                                   --------------------------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                 SHARES
              BENEFICIALLY                  880,991
                OWNED BY           --------------------------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                           160,019
                                   --------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                            880,991
-------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,041,010
-------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]


-------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                     15.9 %
-------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
-------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------                      ----------------------------------------
CUSIP No.  629579 10 3                     13D                         Page   3   of   7   Pages
-------------------------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   John C. Butler, Jr.
-------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
-------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
-------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO              [ ]
            ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
-------------------------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                           3,324
                                   --------------------------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                 SHARES
              BENEFICIALLY                 29,766
                OWNED BY           --------------------------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                           3,324
                                   --------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                         768,061
-------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    771,385
-------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]


-------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      11.9%
-------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
-------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------                      ----------------------------------------
CUSIP No.  629579 10 3                     13D                         Page   4   of   7   Pages
-------------------------------------------------------------------------------------------------


     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Victoire G. Rankin
-------------------------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                   (a) [ ]
                                                                                   (b) [X]
-------------------------------------------------------------------------------------------------
     3      SEC USE ONLY


-------------------------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                     00 - See Item 3
-------------------------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO              [ ]
            ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
-------------------------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                            17,156
                                   --------------------------------------------------------------
               NUMBER OF           8    SHARED VOTING POWER
                 SHARES
              BENEFICIALLY                285,559
                OWNED BY           --------------------------------------------------------------
             EACH REPORTING        9    SOLE DISPOSITIVE POWER
              PERSON WITH
                                           17,156
                                   --------------------------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                         1,023,854
-------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,041,010
-------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                 [ ]


-------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      15.9%
-------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                     IN
-------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------------               ------------------------------
CUSIP No.  629579 10 3                 13D                 Page  5  of  7  Pages
--------------------------------------------------------------------------------



                  This Amendment No. 4 to Schedule 13D (this "Amendment") is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the "Class A Common") of NACCO Industries, Inc. (the "Company") that appeared in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the "Initial filing"), as amended on March 30, 1998 (the "Amendment No. 1"), as amended on April 9, 1998 (the "Amendment No. 2") as amended on January 11, 1999 (the "Amendment No. 3") (collectively, the "Filings"). This Amendment reflects certain gifts of partnership interests in Rankin Associates II, L.P. (the "Partnership") made by Mrs. Clara L.T. Rankin (one of the Reporting Persons under the Initial Filing) effective May 14, 1999 to certain of Mrs. Rankin's descendants and spouses thereof, either in their individual capacities or in their capacities as trustees for trusts created for the benefit of certain of Mrs. Rankin's descendants and spouses thereof ("Donees"). Certain of the Donees are Reporting Persons under the Filings. This Amendment also reflects certain gifts of partnership interests in the Partnership by Alfred M. Rankin, Jr. and Victoire
G. Rankin to their descendants and spouse thereof. In addition, this Amendment reflects grants of shares of Class A Common as of February 9, 1999 to certain Reporting Persons pursuant to the Company's Executive Long-Term Compensation Plan. This Amendment is filed in order to provide information with respect to Donees, to disclose each Donee's beneficial ownership of all 738,295 shares of Class A Common held by the Partnership, as well as other shares of Class A Common beneficially owned by such persons. This Amendment discloses only changes in information from the Filings. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Initial Filing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

                  (a)-(b) The sixth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in Amendment No. 3 reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety as follows:

                  ALFRED M. RANKIN, JR. Mr. Rankin (a) shares with National City Bank a national banking association ("NCB"), the power to vote and dispose of 2,000 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin dated September 22, 1988, creating a charitable trust for 20 years and then for the benefit of her grandchildren; (b) shares with NCB the power to vote and dispose of 43,200 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin dated July 12, 1967, creating a trust for the benefit of her grandchildren; (c) shares with NCB the power to vote and dispose of 25,608 shares of Class A Common held by the AM Rankin, Sr. Trust A for the benefit of grandchildren; (d) shares with Helen Rankin Butler the power to vote and dispose of 29,766 shares of Class A Common held in trust for the benefit of Helen Rankin Butler; (e) shares with Clara T. Rankin the power to vote and dispose of 24,966 shares of Class A Common held in trust for the benefit of Clara T. Rankin; (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals; (g) has the sole power to vote and dispose of 156,419 shares of Class A Common under the Agreement dated August 30, 1967, creating a trust for the benefit of Mr. Rankin; (h) has the sole power to vote and dispose of an additional 3,600 shares of Class A Common; and (i) is deemed to share with his spouse the power to vote and dispose of 17,156 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him. Collectively, the 1,041,010 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 15.9% of the Class A Common outstanding as of April 30, 1999. The business address of Clara T. Rankin is 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. Clara T. Rankin is not employed. The business address of Helen Rankin Butler is Camp Aloha Hive, RR #1, Box 289, Fairlee, VT 05045. Mrs. Butler is employed as the Director of Camp Aloha Hive. To the knowledge of the Reporting Persons, during the last five years, Clara T. Rankin and Helen Rankin Butler (individually or collectively) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or

--------------------------------                     --------------------------
CUSIP No.  629579 10 3                  13D                Page  6  of  7  Pages
--------------------------------------------------------------------------------



been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The eleventh paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in the Amendment No. 3 reporting the beneficial ownership of Class A Common by John C. Butler, Jr. is hereby deleted and replaced in its entirety as follows:

                  JOHN C. BUTLER, JR. Mr. Butler (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common; (b) has sole power to vote and dispose of 3,169 shares of Class A Common held by Mr. Butler, and 155 shares of Class A Common held by Mr. Butler as custodian for his minor daughter; and (c) is deemed to share with his spouse the power to vote and dispose of 29,766 shares of Class A Common beneficially owned by his spouse because she resides with him. Collectively, the 771,385 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 11.9% of the Class A Common outstanding as of April 30, 1999.

                  The fifteenth paragraph under the heading "Item 5. Interest in Securities of the Issuer" which appears in the Amendment No. 3 reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety as follows:

                  VICTOIRE G. RANKIN. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift from Clara L.T. Rankin, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common; (b) has the sole power to vote and dispose of 17,156 shares of Class A Common; (c) is deemed to share the power to vote and dispose of 2,000 shares of Class A Common owned by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L.T. Rankin because her spouse (Alfred
M. Rankin, Jr.) is Co-Trustee of such trust; (d) is deemed to share the power to vote and dispose of 43,200 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is Co-Trustee of such trust; (e) is deemed to share the power to vote and dispose of 25,608 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is Co-Trustee of such trust; (f) is deemed to share the power to vote and dispose of 29,766 shares of Class A Common owned by a trust created for the benefit of Helen Rankin Butler because her spouse is co-trustee of such trust; (g) is deemed to share the power to vote and dispose of 24,966 shares of Class A Common held in trust for the benefit of Clara T. Rankin because her spouse is co-trustee of such trust; (h) is deemed to share the power to vote and dispose of 156,419 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her; and (i) is deemed to share the power to vote and dispose of an additional 3,600 shares of Class A Common owned by her spouse because her spouse resides with her. Collectively, the 1,041,010 shares of Class A Common constitute approximately 15.9% of the Class A Common outstanding as of April 30, 1999.

--------------------------------                      --------------------------
CUSIP No.  629579 10 3                  13D                    Page 7 of 7 Pages
--------------------------------------------------------------------------------


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 1999

                          Name: RANKIN ASSOCIATES II, L.P.

                          By:   Rankin Management, Inc.,
                                its Managing Partner

                                By:     /s/ Alfred M. Rankin, Jr.
                                        ----------------------------------------
                                        Alfred M. Rankin, Jr., President

                          Name: RANKIN MANAGEMENT, INC.

                                By:     /s/ Alfred M. Rankin, Jr.
                                        ----------------------------------------
                                        Alfred M. Rankin, Jr., President

                          REPORTING INDIVIDUALS

                          /s/ Alfred M. Rankin, Jr.*
                          ------------------------------------------------------
                          Name:  ALFRED M. RANKIN, JR.

                          Name: RANKIN MANAGEMENT, INC.

                          By:      /s/ Alfred M. Rankin, Jr.
                                   ---------------------------------------------
                        Alfred M. Rankin, Jr., President

                                   Attorney-in-Fact for Clara L.T. Rankin*
                                   Attorney-in-Fact for Thomas T. Rankin*
                                   Attorney-in-Fact for Claiborne R. Rankin*
                                   Attorney-in-Fact for Roger F. Rankin*
                                   Attorney-in-Fact for Bruce T. Rankin*
                                   Attorney-in-Fact for John C. Butler, Jr.*
                                   Attorney-in-Fact for Matthew M. Rankin*
                                   Attorney-in-Fact for James T. Rankin*
                                   Attorney-in-Fact for Alison A. Rankin*
                                   Attorney-in-Fact for Victoire G. Rankin*
                                   Attorney-in-Fact for Corbin Rankin*
                                   Attorney-in-Fact for Chloe O. Rankin*


---------------------------------
* The power of attorney authorizing the above named individuals to act on behalf of each of the foregoing Reporting Persons is included in
         Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26 of the Initial Filing.